UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2016

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On January 6, 2016, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2015. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2016 fiscal year.  This press release and information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2016 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 8, 2016

EXFO Reports First-Quarter Results for Fiscal 2016

▪	Bookings reach US$58.5 million, up 7.8% year-over-year
▪	Sales attain US$55.2 million
▪	Gross margin improves to 63.5%
▪	Adjusted EBITDA totals US$5.3 million, 9.6% of sales

QUEBEC CITY, CANADA, January 6, 2016 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the first quarter ended November 30, 2015.
Sales reached US$55.2 million in the first quarter of fiscal 2016 compared to US$56.7 million in the first quarter of 2015 and US$56.6 million in the fourth quarter of 2015.
Bookings attained US$58.5 million in the first quarter of fiscal 2016 compared to US$54.2 million in the same period last year and US$54.9 million in the fourth quarter of 2015. The company's book-to-bill ratio was 1.06 in the first quarter of 2016.
Gross margin before depreciation and amortization* amounted to 63.5% of sales in the first quarter of fiscal 2016 compared to 62.6% in the first quarter of 2015 and 61.2% in the fourth quarter of 2015.
IFRS net earnings in the first quarter of fiscal 2016 totaled US$1.8 million, or US$0.03 per diluted share, compared US$1.5 million, or US$0.02 per diluted share, in the same period last year and US$2.3 million, or US$0.04 per diluted share, in the fourth quarter of 2015. IFRS net earnings in the first quarter of 2016 included US$0.3 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange gain of US$0.3 million.
Adjusted EBITDA* totaled US$5.3 million, or 9.6% of sales, in the first quarter of fiscal 2016 compared to US$3.2 million, or 5.6% of sales, in the first quarter of 2015 and US$5.0 million, or 8.8% of sales, in the fourth quarter of 2015.
"The transformations implemented during fiscal 2015 are starting to pay off as demonstrated by the bookings growth of our two product groups, especially in North America and for our Protocol-layer offering, which helped to generate our best gross margin in 15 quarters," said Germain Lamonde, EXFO's Chairman, President and CEO. "Within our Protocol-layer group, I am particularly pleased with our unique, end-to-end EXFO Xtract analytics solution based on its strong funnel and recent important wins at two major network operators. Given the impact of our transformations, completed cost reductions and favorable currency trends, I believe we are off to a good start to deliver or surpass our adjusted EBITDA target of US$20 million for fiscal 2016."

Selected Financial Information
(In thousands of US dollars)

		Q1 2016	Q4 2015		Q1 2015

Physical-layer sales		$37,477	$34,967		$37,848
Protocol-layer sales		18,629	22,419		19,168
Foreign exchange losses on forward exchange contracts		(874)	(792)		(292)
Total sales		$55,232	$56,594		$56,724

Physical-layer bookings		$38,878	$35,521		$37,394
Protocol-layer bookings		20,469	20,187		17,142
Foreign exchange losses on forward exchange contracts		(874)	(792)		(292)
Total bookings		$58,473	$54,916		$54,244
Book-to-bill ratio		1.06	0.97		0.96
Gross margin*		$35,095	$34,619		$35,487
		63.5%	61.2%		62.6%

Other selected information:
IFRS net earnings		$1,766	$2,323		$1,481
Amortization of intangible assets		$300	$322		$1,098
Stock-based compensation costs		$376	$133		$400
Restructuring charges	$	−	$1,637	$	−
Net income tax effect of the above items		$(28)	$(371)		$(58)
Foreign exchange gain		$310	$2,425		$1,975
Adjusted EBITDA*		$5,286	$4,962		$3,197

Operating Expenses
Selling and administrative expenses totaled US$20.3 million, or 36.7% of sales in the first quarter of fiscal 2016 compared to US$21.0 million, or 37.1% of sales, in the same period last year and US$20.5 million, or 36.3% of sales, in the fourth quarter of 2015.
Net R&D expenses totaled US$9.9 million, or 18.0% of sales, in the first quarter of fiscal 2016 compared to US$11.7 million, or 20.6% of sales, in the first quarter of 2015 and US$10.9 million, or 19.3% of sales, in the fourth quarter of 2015.
First-Quarter Highlights
•
Bookings and Sales. Bookings increased 7.8% year-over-year (or more than 10% on a constant currency basis*) to US$58.5 million for a book-to-bill ratio of 1.06 in the first quarter of 2016. Bookings were particularly strong in the Americas and within the Protocol-layer product group, reflecting higher margins and increased solutions orders.  Sales distribution at a regional level resulted in 56% from the Americas, 26% from EMEA and 18% from Asia-Pacific. From a product-line standpoint, Physical-layer sales represented 67% of total sales and Protocol-layer sales 33%. EXFO's top customer accounted for 8.2% of sales, while the top three represented 18.2%.

•
Profitability. Adjusted EBITDA increased 65% year-over-year to US$5.3 million (9.6% of sales) in the first quarter of 2016, which is in line with EXFO's US$20 million annual target. The company also delivered US$3.2 million in cash flows from operating activities and had a cash position of US$29.4 million and no debt as at November 30, 2015.

•
Innovation. EXFO launched two new products in the first quarter, namely the MaxTester-940 Fiber Certifier OLTS (optical loss test set) for data center and enterprise markets and iSAM, an intelligent service activation software application bringing speed and simplicity to testing Ethernet services. The company also received the 2015 Global Portable Fiber-Optic Test Equipment (FOTE) Market Share Leadership Award from Frost & Sullivan for consolidating its leadership position by increasing optical sales 6% during the previous calendar year and bolstering its market share.

Business Outlook
EXFO forecasts sales between US$52.0 million and US$57.0 million for the second quarter of fiscal 2016, while IFRS net earnings are expected to range between US$0.04 and US$0.08 per diluted share. IFRS net earnings include US$0.01 per diluted share in after-tax amortization of intangible assets and stock-based compensation costs.
This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review first-quarter results for fiscal 2016. To listen to the conference call and participate in the question period via telephone, dial 1-704-288-0432. Please take note the following conference ID number will be required: 94927176. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 11:59 p.m. on January 13, 2016. The replay number is 1-855-859-2056 and the conference ID number is 94927176. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO enables extraordinary experiences over global networks. Our test, service assurance and network visibility solutions allow network operators and equipment manufacturers to deliver a wealth of services to consumers, while increasing network capacity and reducing operating costs. From a company executive holding a telepresence meeting with overseas staff to a runner transferring data from wearable technology, EXFO's inherent expertise and powerful analytics render these events commonplace. Simply put, we have evolved over our 30-year history to ensure unmatched quality of service and quality of experience on next-generation fixed and mobile networks. EXFO has a staff of approximately 1500 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*NON-IFRS MEASURES
EXFO provides non-IFRS measures (constant currency data, gross margin before depreciation and amortization, and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.
Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.
The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:
Adjusted EBITDA (unaudited)
	Q1 2016	Q4 2015	Q1 2015

IFRS net earnings for the period	$1,766	$2,323	$1,481

Add (deduct):

Depreciation of property, plant and equipment	975	1,171	1,245
Amortization of intangible assets	300	322	1,098
Interest (income) expense	63	61	(217)
Income taxes	2,116	1,740	1,165
Restructuring charges	−	1,637	−
Stock-based compensation costs	376	133	400
Foreign exchange gain	(310)	(2,425)	(1,975)
Adjusted EBITDA for the period	$5,286	$4,962	$3,197

Adjusted EBITDA in percentage of sales	9.6%	8.8%	5.6%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2015	As at August 31, 2015
Assets

Current assets
Cash	$27,874	$25,864
Short-term investments	1,490	1,487
Accounts receivable
Trade	48,959	48,068
Other	2,797	2,384
Income taxes and tax credits recoverable	3,477	3,855
Inventories	30,741	27,951
Prepaid expenses	2,711	2,801
	118,049	112,410

Tax credits recoverable	35,443	35,625
Property, plant and equipment	35,374	35,695
Intangible assets	3,867	4,096
Goodwill	21,539	21,860
Deferred income tax assets	8,365	8,900
Other assets	218	416

	$222,855	$219,002
Liabilities

Current liabilities
Bank loan	$312	$–
Accounts payable and accrued liabilities	36,750	34,126
Provisions	335	427
Income taxes payable	519	779
Deferred revenue	7,376	7,647
	45,292	42,979

Deferred revenue	4,553	2,957
Deferred income tax liabilities	1,695	1,524
Other liabilities	507	791
	52,047	48,251

Shareholders' equity
Share capital (note 5)	86,767	86,045
Contributed surplus	17,396	17,778
Retained earnings	120,699	118,933
Accumulated other comprehensive loss	(54,054)	(52,005)

	170,808	170,751

	$222,855	$219,002

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,
	2015	2014

Sales	$55,232	$56,724

Cost of sales (1) (note 6)	20,137	21,237
Selling and administrative (note 6)	20,252	21,032
Net research and development (note 6)	9,933	11,658
Depreciation of property, plant and equipment (note 6)	975	1,245
Amortization of intangible assets (note 6)	300	1,098
Interest (income) expense	63	(217)
Foreign exchange gain	(310)	(1,975)

Earnings before income taxes	3,882	2,646

Income taxes (note 7)	2,116	1,165

Net earnings for the period	$1,766	$1,481

Basic and diluted net earnings per share	$0.03	$0.02

Basic weighted average number of shares outstanding (000's)	53,814	60,335

Diluted weighted average number of shares outstanding (000's) (note 8)	54,535	60,980

(1)    The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended November 30,
	2015	2014

Net earnings for the period	$1,766	$1,481
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(2,509)	(11,735)
Items that may be reclassified subsequently to net earnings
Unrealized losses on forward exchange contracts	(270)	(1,505)
Reclassification of realized losses on forward exchange contracts in net earnings	878	162
Deferred income tax effect of losses on forward exchange contracts	(148)	373

Other comprehensive loss	(2,049)	(12,705)

Comprehensive loss for the period	$(283)	$(11,224)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Three months ended November 30, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital (note 5)	(919)	66	–	–	(853)
Reclassification of stock-based compensation costs (note 5)	443	(443)	–	–	–
Stock-based compensation costs	–	414	–	–	414
Net earnings for the period	–	–	1,481	–	1,481
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(11,735)	(11,735)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $373	–	–	–	(970)	(970)

Total comprehensive loss for the period					(11,224)

Balance as at November 30, 2014	$111,015	$16,540	$115,116	$(22,964)	$219,707

	Three months ended November 30, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751
Redemption of share capital (note 5)	(1)	–	–	–	(1)
Reclassification of stock-based compensation costs (note 5)	723	(723)	–	–	–
Stock-based compensation costs	–	341	–	–	341
Net earnings for the period	–	–	1,766	–	1,766
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(2,509)	(2,509)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $148	–	–	–	460	460

Total comprehensive loss for the period					(283)

Balance as at November 30, 2015	$86,767	$17,396	$120,699	$(54,054)	$170,808

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,
	2015	2014

Cash flows from operating activities
Net earnings for the period	$1,766	$1,481
Add (deduct) items not affecting cash
Stock-based compensation costs	376	400
Depreciation and amortization	1,275	2,343
Deferred revenue	1,511	(1,027)
Deferred income taxes	573	(332)
Changes in foreign exchange gain/loss	(344)	(1,028)
	5,157	1,837

Changes in non-cash operating items
Accounts receivable	(2,024)	(5,036)
Income taxes and tax credits	(278)	(212)
Inventories	(3,226)	(1,181)
Prepaid expenses	54	(336)
Other assets	193	1
Accounts payable, accrued liabilities and provisions	3,375	6,836
Other liabilities	(28)	(19)
	3,223	1,890
Cash flows from investing activities
Additions to short-term investments	(21)	(13,691)
Proceeds from disposal and maturity of short-term investments	–	13,766
Additions to capital assets	(1,309)	(754)
	(1,330)	(679)
Cash flows from financing activities
Bank loan	315	–
Redemption of share capital	(1)	(853)
	314	(853)

Effect of foreign exchange rate changes on cash	(197)	(2,258)

Change in cash	2,010	(1,900)
Cash – Beginning of the period	25,864	54,121
Cash – End of the period	$27,874	$52,221

Supplementary information
Income taxes paid	$608	$367

As at November 30, 2014 and 2015, additions to capital assets amounted to $1,045 and $1,309 respectively, and unpaid purchases of capital assets amounted to $492 and $377 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the company) design, manufacture and market test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on January 6, 2016.

2	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting", and using the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements not yet Adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements or whether or not to early adopt the new standard.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3	Restructuring Charges

In the fourth quarter of the year ended August 31, 2015, the company implemented a restructuring plan to align its cost structure to the challenging market conditions. This plan resulted in severance expenses of $1,637,000 recorded in fiscal 2015. These expenses were fully paid during the three months ended November 30, 2015.

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company's short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at November 30, 2015		As at August 31, 2015
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$1,490	$–	$1,487	$–
Forward exchange contracts	$–	$19	$–	$–

Financial Liabilities
Forward exchange contracts	$–	$3,512	$–	$4,154

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at November 30, 2015, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2015 to August 2016	$14,500	1.1225
September 2016 to August 2017	12,000	1.2139
September 2017 to December 2017	1,600	1.2135
Total	$28,100	1.1667

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2015 to August 2016	$2,900	67.08
September 2016	200	68.98
Total	$3,100	67.20

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4,154,000 as at August 31, 2015, and $3,493,000 as at November 30, 2015.

As at November 30, 2015, forward exchange contracts in the amount of $19,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $3,072,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts of $440,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $603,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at November 30, 2015, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $2,450,000.

During the three months ended November 30, 2014 and 2015, the company recognized within its sales foreign exchange losses on forward exchange contracts of $292,000 and $874,000 respectively.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Share Capital

The following tables summarize changes in share capital for the three months ended November 30, 2014 and 2015.

	Three months ended November 30, 2014
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2014	31,643,000	$1	28,703,750	$111,490	$111,491
Redemption of restricted share units	−	−	115,669	−	−
Redemption of share capital	−	−	(236,486)	(919)	(919)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	443	443

Balance as at November 30, 2014	31,643,000	$1	28,582,933	$111,014	$111,015

	Three months ended November 30, 2015
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2015	31,643,000	$1	22,092,034	$86,044	$86,045
Redemption of restricted share units	−	−	155,784	−	−
Redemption of deferred share units	−	−	653	−	−
Redemption of share capital	−	−	(200)	(1)	(1)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	723	723

Balance as at November 30, 2015	31,643,000	$1	22,248,271	$86,766	$86,767

6	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended November 30,
	2015	2014

Gross research and development expenses	$11,279	$13,309
Research and development tax credits and grants	(1,346)	(1,651)

Net research and development expenses for the period	$9,933	$11,658

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Inventory write-down is as follows:

	Three months ended November 30,
	2015	2014

Inventory write-down for the period	$847	$933

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,
	2015	2014

Cost of sales
Depreciation of property, plant and equipment	$323	$395
Amortization of intangible assets	177	671
	500	1,066

Selling and administrative expenses
Depreciation of property, plant and equipment	146	142
Amortization of intangible assets	18	364
	164	506

Net research and development expenses
Depreciation of property, plant and equipment	506	708
Amortization of intangible assets	105	63
	611	771
	$1,275	$2,343

Depreciation of property, plant and equipment	$975	$1,245
Amortization of intangible assets	300	1,098
	$1,275	$2,343

Employee compensation comprises the following:

	Three months ended November 30,
	2015	2014

Salaries and benefits	$26,964	$30,210
Stock-based compensation costs	376	400
Total employee compensation for the period	$27,340	$30,610

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,
	2015	2014

Cost of sales	$31	$45
Selling and administrative expenses	266	263
Net research and development expenses	79	92
Total stock-based compensation for the period	$376	$400

7	Income Taxes

For the three months ended November 30, 2014 and 2015, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,
	2015	2014

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$1,048	$714

Increase (decrease) due to:
Foreign income taxed at different rates	(158)	(5)
Non-taxable (income)/loss	204	831
Non-deductible expenses	170	202
Foreign exchange effect of translation of foreign subsidiaries	(150)	(993)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,012	604
Other	(10)	(188)

Income tax provision for the period	$2,116	$1,165

The income tax provision consists of the following:

	Three months ended November 30,
	2015	2014

Current	$1,543	$1,497
Deferred	573	(332)

	$2,116	$1,165

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,
	2015	2014

Basic weighted average number of shares outstanding (000's)	53,814	60,335
Plus dilutive effect of (000's):
Restricted share units	607	527
Deferred share units	114	118

Diluted weighted average number of shares outstanding (000's)	54,535	60,980

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000's)	57	109

Management's Discussion and Analysis of Financial Condition
and Results of Operations
This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and network visibility markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.
The following discussion and analysis of financial condition and results of operations is dated January 6, 2016.
All dollar amounts are expressed in US dollars, except as otherwise noted.
COMPANY OVERVIEW AND RECENT DEVELOPMENTS
We are a leading provider of next-generation test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched two new products in the first quarter of fiscal 2016: the MaxTester 940 Fiber Certifier OLTS (optical loss test set) for data center and enterprise markets and iSAM, an intelligent service activation application bringing speed and simplicity to testing Ethernet services.
We reported sales of $55.2 million in the first quarter of fiscal 2016 compared to $56.7 million for the same period last year, due to a significant headwind from a stronger US dollar versus other currencies. Otherwise, in the first quarter of fiscal 2016, in constant currency, our sales would have slightly increased year-over-year. Bookings increased 7.8% to $58.5 million in the first quarter of fiscal 2016, for a book-to-bill ratio of 1.06, from $54.2 million for the same period last year, despite a stronger US dollar versus other currencies.
Net earnings amounted to $1.8 million, or $0.03 per diluted share, in the first quarter of fiscal 2016, compared to $1.5 million, or $0.02 per diluted share, for the same period last year. Net earnings for the first quarter of fiscal 2016 included $0.3 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange gain of $0.3 million. For the same period last year, net earnings included $1.0 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange gain of $2.0 million.
Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain) reached $5.3 million, or 9.6% of sales, in the first quarter of fiscal 2016, compared to $3.2 million, or 5.6% of sales for the same period last year. See page 29 in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)
	Three months ended November 30,		Three months ended November 30,

	2015	2014	2015	2014

Sales	$55,232	$56,724	100.0%	100.0%

Cost of sales (1)	20,137	21,237	36.5	37.4
Selling and administrative	20,252	21,032	36.7	37.1
Net research and development	9,933	11,658	18.0	20.6
Depreciation of property, plant and equipment	975	1,245	1.7	2.2
Amortization of intangible assets	300	1,098	0.5	1.9
Interest (income) expense	63	(217)	0.1	(0.4)
Foreign exchange gain	(310)	(1,975)	(0.5)	(3.5)
Earnings before income taxes	3,882	2,646	7.0	4.7
Income taxes	2,116	1,165	3.8	2.1
Net earnings for the period	$1,766	$1,481	3.2%	2.6%

Basic and diluted net earnings per share	$0.03	$0.02

Other selected information:

Gross margin before depreciation and amortization (2)	$35,095	$35,487	63.5%	62.6%

Research and development:
Gross research and development	$11,279	$13,309	20.4%	23.5%
Net research and development	$9,933	$11,658	18.0%	20.6%

Adjusted EBITDA (2)	$5,286	$3,197	9.6%	5.6%
(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 29 for non-IFRS measures.

RESULTS OF OPERATIONS
SALES AND BOOKINGS
The following tables summarize sales and bookings by product line in thousands of US dollars:
Sales
	Three months ended November 30,
	2015	2014

Physical-layer product line	$37,477	$37,848
Protocol-layer product line	18,629	19,168
	56,106	57,016
Foreign exchange losses on forward exchange contracts	(874)	(292)
Total sales	$55,232	$56,724
Bookings
	Three months ended November 30,
	2015	2014

Physical-layer product line	$38,878	$37,394
Protocol-layer product line	20,469	17,142
	59,347	54,536
Foreign exchange losses on forward exchange contracts	(874)	(292)
Total bookings	$58,473	$54,244
For the three months ended November 30, 2015, our sales decreased 2.6% to $55.2 million, compared to $56.7 million for the same period last year, while our bookings increased 7.8% to $58.5 million, compared to $54.2 million for the same period last year, for a book-to-bill ratio of 1.06.
In the first quarter of fiscal 2016, however, we faced a significant headwind from a stronger US dollar, compared to the same period last year. Given that we generate a portion of our revenue in Canadian dollars (Americas) and in euros (Europe, Middle East and Africa (EMEA)), but report our results in US dollars, it had a negative impact on our total sales and bookings year-over-year. In fact, in the first quarter of fiscal 2016, excluding the negative currency impact, our total sales would have slightly increased year-over-year and our total bookings would have increased by more than 10% year-over-year.
In addition, in the first quarter of fiscal 2016, despite the significant increase in our total bookings year-over-year, a larger portion of these bookings was back-end-loaded, which did not give us enough time to turn these orders into revenue before the quarter-end and deliver year-over-year increase in total sales. Furthermore, in the first quarter of fiscal 2015, we had benefited from a strong backlog at the end of the preceding fiscal year, which was not the case this quarter.
In the first quarter of fiscal 2016, we made strong progress in sales and bookings in the United States (Americas), mainly for our Physical-layer product line, and to a lesser extent for our Protocol-layer product line, compared to the same period last year. Our robust performance in this region was manifested through heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects. In fact, in the first quarter of fiscal 2016, sales to the Americas represented 56% of our sales compared to 48% for the same period last year.

In addition, despite the year-over-year increase in sales and bookings in the EMEA and Asia-Pacific regions in the first quarter of fiscal 2016 in constant currency, Europe, overall, remained a challenging market due to weaker currencies, economic uncertainties and delays in investments in the first quarter of fiscal 2016, while Asia-Pacific benefited from stronger bookings in China.
As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are increasingly subject to quarterly fluctuations, as we are managing more complex, multi-million dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products.
Geographic distribution
In the first quarter of fiscal 2016, sales to the Americas, EMEA and Asia-Pacific accounted for 56%, 26% and 18% of sales respectively, compared to 48%, 32% and 20% for the same period last year respectively.
Customer concentration
We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the first quarter of fiscal 2015 and 2016, no customer accounted for more than 10% of our sales, and our top three customers accounted for 11.1% and 18.2% of our sales respectively.
GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION (non-IFRS measure — refer to page 29 of this document)
Gross margin before depreciation and amortization (gross margin) reached 63.5% of sales for the three months ended November 30, 2015, compared to 62.6% for the same period last year.
In the first quarter of fiscal 2016, our gross margin was favorably affected by product and geographic mix compared to the same period last year.
In addition, in the first quarter of fiscal 2016, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.
However, in the first quarter of fiscal 2016, we recorded in our sales foreign exchange losses of $874,000 on our forward exchange contracts, compared to $292,000 for the same period last year, which contributed to the decrease in gross margin by 0.4% year-over-year.
SELLING AND ADMINISTRATIVE EXPENSES
For the three months ended November 30, 2015, selling and administrative expenses were $20.3 million, or 36.7% of sales, compared to $21.0 million, or 37.1% of sales for the same period last year.
In the first quarter of fiscal 2016, our selling and administrative expenses decreased due to the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in these latter two currencies and we report our results in US dollars, and the positive impact of our latest restructuring plan, which more than offset inflation and salary increases.

RESEARCH AND DEVELOPMENT EXPENSES
Gross research and development expenses
For the three months ended November 30, 2015, gross research and development expenses totaled $11.3 million, or 20.4% of sales, compared to $13.3 million, or 23.5% of sales for the same period last year.
In the first quarter of fiscal 2016, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in these latter two currencies and we report our results in US dollars. In addition, in the first quarter of fiscal 2016, our gross research and development expenses decreased as a result of our latest restructuring plan.
However, these positive impacts year-over-year were offset in part by inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to the same period last year.

Tax credits and grants
We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants issued by a Finnish technology organization on certain research and development projects conducted in Finland.
For the three months ended November 30, 2015, tax credits and grants for research and development activities were $1.3 million, or 11.9% of gross research and development expenses, compared to $1.7 million, or 12.4% of gross research and development expenses for the same period last year.
In the first quarter of fiscal 2016, the decrease in our tax credits and grants mainly results from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT
For the three months ended November 30, 2015, depreciation of property, plant and equipment amounted to $975,000 compared to $1.2 million for the same period last year. In the first quarter of fiscal 2016, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar had a positive impact on our depreciation expenses as these expenses are incurred in Canadian dollars and we report our results in US dollars.
AMORTIZATION OF INTANGIBLE ASSETS
For the three months ended November 30, 2015, amortization of intangible assets amounted to $300,000 compared to $1.1 million for the same period last year. The decrease in our amortization expenses in the first quarter of fiscal 2016, compared to the same period last year, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN
Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.
For the three months ended November 30, 2015, we recorded a foreign exchange gain of $310,000 compared to $2.0 million for the same period last year.
During the first quarter of fiscal 2016, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain during the quarter; this gain was offset in part by the loss created by the increase in the period-end value of the Canadian dollar versus the euro during the quarter. Overall, we reported a foreign exchange gain of $310,000 during that period. In fact, the period-end value of the Canadian dollar decreased 1.5% versus the US dollar to CA$1.3353 = US$1.00 in the first quarter of fiscal 2016, compared to CA$1.3157 = US$1.00 at the end of the previous quarter. However, the period-end value of the Canadian dollar increased 4.6% versus the euro to CA$1.4081 = €1.00 in the first quarter of fiscal 2016, compared to CA$1.4755 = €1.00 at the end of the previous quarter.
During the same period last year, the period-end value of the Canadian dollar decreased significantly versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain of $2.0 million during that period. In fact, the period-end value of the Canadian dollar decreased 5.1% versus the US dollar to CA$1.1440 = US$1.00 in the first quarter of fiscal 2015, compared to CA$1.0858 = US$1.00 at the end of the previous quarter.
Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are dominated in Canadian dollars and euros and a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in the first quarter of fiscal 2016, compared to Canadian dollar and the euro year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in the first quarter of fiscal 2016 increased 15.4% and 12.7% respectively year-over-year, compared to the Canadian dollar and the euro.

INCOME TAXES
For the three months ended November 30, 2015, we reported income tax expenses of $2.1 million on earnings before income taxes of $3.9 million. For the three months ended November 30, 2014, we reported income tax expenses of $1.2 million on earnings before income taxes of $2.6 million. These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.
Please refer to note 7 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES
Cash requirements and capital resources
As at November 30, 2015, cash and short-term investments totaled $29.4 million, while our working capital was at $72.8 million. Our cash and short-term investments increased by $2.0 million in the first quarter of fiscal 2016, compared to the previous quarter. During the first quarter of fiscal 2016, our operating activities generated $3.2 million in cash. In addition, our bank loan increased by 315,000. However, we made cash payments of $1.3 million for the purchase of capital assets, and we recorded an unrealized foreign exchange loss on our cash and short-term investments of $215,000. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.
Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program.
We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.7 million for working capital and other general corporate purposes and unused lines of credit of $18.9 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.
Sources and uses of cash
We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.
Operating activities
Cash flows provided by operating activities were $3.2 million for the three months ended November 30, 2015, compared to $1.9 million for the same period last year.
Cash flows provided by operating activities in the first quarter of fiscal 2016 were attributable to the net earnings after items not affecting cash of $5.2 million, offset in part by the negative net change in non-cash operating items of $2.0 million; this was mainly due to the negative effect on cash of the $2.0 million increase in our accounts receivable due to the timing of sales during the quarter, the $3.2 million increase in our inventories to meet future demand, and the $278,000 increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the $3.4 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, as well as the $193,000 decrease in our other assets during the quarter.

Cash flows provided by operating activities in the first quarter of fiscal 2015 were attributable to the net earnings after items not affecting cash of $1.8 million, and the positive net change in non-cash operating items of $0.1 million; this was mainly due to the positive effect on cash of the $6.8 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter. This positive effect on cash was mostly offset by the negative effect on cash of the $5.0 million increase in our accounts receivable due to the timing of sales during the quarter, the $1.2 million increase in our inventories to meet future demand, the $212,000 increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, as well as the $336,000 increase in our prepaid expenses due to time of payments during the quarter.
Investing activities
Cash flows used by investing activities were $1.3 million for the three months ended November 30, 2015, compared to $679,000 for the same period last year.
In the first quarter of fiscal 2015 and 2016, we paid $754,000 and $1.3 million respectively for the purchase of capital assets.

Financing activities
Cash flows provided by financing activities were $314,000 for the three months ended November 30, 2015, compared to cash flows used of $853,000 for the same period last year.
In the first quarter of fiscal 2016, our bank loan increased $315,000.
For the corresponding period last year, we redeemed share capital for a cash consideration of $853,000.

FORWARD EXCHANGE CONTRACTS
We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.
As at November 30, 2015, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:
US dollars – Canadian dollars
Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2015 to August 2016	$14,500,000	1.1225
September 2016 to August 2017	12,000,000	1.2139
September 2017 to December 2017	1,600,000	1.2135
Total	$28,100,000	1.1667

US dollars – Indian rupees
Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2015 to August 2016	$2,900,000	67.08
September 2016	200,000	68.98
Total	$3,100,000	67.20

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4,2 million as at August 31, 2015 and $3.5 million as at November 30, 2015, mainly for our US/Canadian dollars forward exchange contracts. The quarter-end exchange rate was CA$1.3353 = US$1.00 as at November 30, 2015.
SHARE CAPITAL
As at January 6, 2016, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,248,271 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.
OFF-BALANCE SHEET ARRANGEMENTS
As at November 30, 2015, our off-balance sheet arrangements consisted of letters of guarantee amounting to $442,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.
STRUCTURED ENTITIES
As at November 30, 2015, we did not have interests in any structured entities.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2015, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.
NEW IFRS PRONOUNCEMENTS
Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three months ended November 30, 2015 and to our consolidated financial statements for the year ended August 31, 2015, for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES
For the first quarter of fiscal 2016, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2015.
NON-IFRS MEASURES
We provide non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.
Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain.
The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:
Adjusted EBITDA (unaudited)
	Three months ended November 30,
	2015	2014

IFRS net earnings for the period	$1,766	$1,481

Add (deduct):

Depreciation of property, plant and equipment	975	1,245
Amortization of intangible assets	300	1,098
Interest (income) expense	63	(217)
Income taxes	2,116	1,165
Stock-based compensation costs	376	400
Foreign exchange gain	(310)	(1,975)
Adjusted EBITDA for the period	$5,286	$3,197

Adjusted EBITDA in percentage of sales	9.6%	5.6%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)
	Quarters ended
	November 30, 2015	August 31, 2015	May 31, 2015	February 28, 2015

Sales	$55,232	$56,594	$57,781	$50,990
Cost of sales (1)	$20,137	$21,975	$22,281	$19,546
Net earnings	$1,766	$2,323	$563	$931
Basic and diluted net earnings per share	$0.03	$0.04	$0.01	$0.02

	Quarters ended
	November 30, 2014	August 31, 2014	May 31, 2014	February 28, 2014

Sales	$56,724	$59,742	$63,882	$51,179
Cost of sales (1)	$21,237	$22,109	$23,469	$20,073
Net earnings (loss)	$1,481	$1,204	$1,665	$(1,339)
Basic and diluted net earnings (loss) per share	$0.02	$0.02	$0.03	$(0.02)
(1)	The cost of sales is exclusive of depreciation and amortization.